February 12, 1998





Securities and Exchange Commission
450 5th Street NW
Washington, DC  20549

         Re:      Sandbox Entertainment Corporation
                  Registration Statement on Form SB-2; File No. 333-36787

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, Sandbox Entertainment Corporation (the "Company") hereby requests that its Registration Statement on Form SB-2, File No. 333-36787, and all Amendments thereto, be withdrawn. The Company has decided not to continue based on the lead underwriters' assessment of market conditions.

                                        SANDBOX ENTERTAINMENT CORPORATION


                                        By:      /s/   CHAD M. LITTLE
                                           -------------------------------------
                                                       Chad M. Little
                                           President and Chief Executive Officer